Exhibit 99.1

Brooge Energy Ltd Announces Extended Nasdaq Stay

NEW YORK, November 23, 2022, Brooge Energy Ltd, (“Brooge Energy” or the “Company”) (Nasdaq: BROG), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, today announced that on November 22, 2022, the Company was notified that the Nasdaq Hearings Panel (the “Panel”) had granted its request to continue trading of Brooge Energy’s securities on Nasdaq at least through the completion of the Company’s hearing before the Panel and the expiration of any extension that may be granted by the Panel to the Company following the hearing.

As previously disclosed, the Company requested a hearing before the Panel to appeal a determination by the Nasdaq Listing Qualifications Staff to delist the Company’s securities due to the Company’s failure to timely file the Form 20-F for the fiscal year ended December 31, 2021 with the Securities and Exchange Commission. In accordance with the Nasdaq Listing Rules, the Company also requested a further stay – beyond the automatic 15-day stay period – pending the conclusion of the hearing process, which was granted on November 22, 2022.

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy, Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit at www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including risks described in public reports filed by Brooge Energy with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications

Valter Pinto, Managing Director

+1 212-896-1254

BROG@kcsa.com